SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                PERMA-FIX ENVIRONMENTAL SERVICES, INC.
               _______________________________________
                           (Name of Issuer)

                             Common Stock
                    _____________________________
                    (Title of Class of Securities)


                             714157-10-4
                             ____________
                            (CUSIP Number)

                             Steve Gorlin
                      150 Gulf Shore Drive #601
                        Destin, Florida 32541
                            (850) 654-7821
            ______________________________________________
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.









                             Page 2 of 7 Pages

CUSIP No. 714157-10-4
         ____________

1   Name of Reporting Person,               Steve Gorlin
    I.R.S. Identification                   ###-##-####
    No. of Above Person
    (entities only)


2   Check the Appropriate Box if             (a) [ ]
    a Member of a Group*                     (b) [ ]


3   SEC Use Only


4   Source of Funds*                         PF


5   Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)             [ ]

6   Citizenship or Place of Organization    U.S.

                                   7    Sole Voting Power       642,607

          Number of Shares         8    Shared Voting Power
            Beneficially
           Owned by Each           9    Sole Dispositive
          Reporting Person              Power                   642,607
               With
                                  10   Shared Dispositive
                                       Power

11  Aggregate Amount Beneficially
    Owned by Each Reporting Person                      642,607

12  Check if the Aggregate Amount                       [ ]
    in Row (11) Excludes Certain
    Shares*

13  Percent of Class Represented
    by Amount in Row (11)                               5.08%

14  Type of Reporting Person*                           IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!




                             Page 3 of 7 Pages

Item 1.   Security and Issuer
          __________________

          This Schedule 13D relates to the common stock, par value $.001 ("Common Stock") of Perma-Fix Environmental Services, Inc. (the "Company"), a Delaware corporation. All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D. The principal executive office of the Company is located at 1940 NW 67th Place, Gainesville, Florida 32653.

Item 2.   Identity and Background.
          _______________________

          The following sets forth the identity and background of each of the reporting persons filing under this Schedule 13D:

          1.(a)     Steve Gorlin

            (b)     150 Gulf Shore Drive #601
                    Destin, Florida 32541

            (c)     Entrepreneur and private investor

            (d) During the last five years, Mr. Gorlin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, Mr. Gorlin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

            (f)     U.S. Citizen.

Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

          There are no purchases which are described herein under Item 5(c).


                             Page 4 of 7 Pages

Item 4.   Purpose of Transaction.
          ______________________

          Mr. Gorlin has acquired the securities of the Company for investment purposes.

Item 5.   Interest in Securities.
          ______________________

          The aggregate percentage of shares of Common Stock reported as beneficially owned by Mr. Gorlin as described herein is based upon 12,411,080 shares of Common Stock outstanding, as reported on March 15, 1999, to Mr. Gorlin by the Company to assist with this filing.

          (a) The following table sets forth the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by Steve Gorlin:

                         Amount             Percentage(2)
                         ______             __________
                        642,607(1)           5.08%

               (1) This amount includes the following shares: (i) 412,607 shares held of record by Steve Gorlin,
                    (ii) Warrants to purchase 200,000 shares which are immediately exercisable, (iii) incentive stock options of the Company to purchase 30,000 shares which are immediately exercisable. This amount does not include options to purchase 40,000 shares which are not exercisable within 60 days.

               (2) Shares of the Common Stock of the Company not outstanding, but which may be acquired by the reporting person during the next 60 days under options, warrants, rights, or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person.

                              Page 5 of 7 Pages

          (b) The following table sets forth the number of shares of Common Stock of the Company as to which Steve Gorlin has (1) the sole power to vote or direct the voting,
               (2) shared power to dispose or to direct the voting,
               (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition.

                      Sole Voting and          Shared Voting
                         Power of               And Power of
                       Disposition              Disposition
                      ________________         _____________
                         642,607(1)                  -0-

               (1)  See footnote (1) under (a) of this Item 5.

          (c)  During the sixty (60) days prior to the date of this
               Schedule 13D, there have been no transactions effected in the Common Stock Common Stock by Mr. Gorlin.

Item 6. Contracts, Agreements, Underwriters or Relationships with Respect to Securities of the Issuer.
          __________________________________________________________

          Except for contracts, arrangements, understanding or relationships disclosed in this Schedule 13D and the exhibits disclosed herein under Item 7, there are no contracts, arrangements, understandings, or relationships between the reporting person and any other person with respect to securities of the Issuer.


                             Page 6 of 7 Pages

Item 7.   Materials to be Filed as Exhibits.
          _________________________________

          None.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    April 26, 1999.

                                    /s/ Steve Gorlin
                                ________________________________
                                Steve Gorlin









                                 Page 7 of 7